SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Directorate Change

2 December 2011

Aviva plc ("Aviva" or the "Company") announces that Carole Piwnica, an independent non-executive director, has retired from the Aviva Board with effect from 1 December 2011, having served nearly nine years on the Board. Ms Piwnica has also retired as the Chair of Aviva's Corporate Responsibility Committee with effect from 1 December 2011.

Further to Aviva's announcement on 20 October 2011 of Gay Huey Evans' appointment as a non-executive director on the Company's Board and a member of its Corporate Responsibility Committee, Aviva further announces that Ms Huey Evans has been appointed as the Chair of Aviva's Corporate Responsibility Committee with effect from 1 December 2011.

This disclosure is made pursuant to paragraph 9.6.11 of the Listing Rules.

- ends -

Enquiries:

Kirsty Cooper
Group General Counsel and Company Secretary                 +44 (0)20 7662 6646

Russell Tullo
Deputy Company Secretary                                                   +44 (0)20 7662 0519

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 2 December, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary